Exhibit 99.1

ADDITIONAL INFORMATION

The name and present principal occupation or employment of each director and executive officer, and each person controlling, of Genesis Capital Advisors LLC and Genesis Capital GP LLC is set forth below. The business address of each person named below is 1212 Avenue of the Americas, 19th Floor, New York, New York 10036. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Name	Title	Principal Occupation	Citizenship
Ethan Benovitz	Managing Member	Managing Member of Genesis Capital Advisors LLC	United States
Jaime Hartman	Managing Member	Managing Member of Genesis Capital Advisors LLC	United States
Daniel Saks	Managing Member	Managing Member of Genesis Capital Advisors LLC	United States